Exhibit 12.1

COLGATE-PALMOLIVE COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions Except Per Share Amounts)

	Nine Months Ended September 30, 2008
		Year Ended December 31,

		2007	2006	2005	2004	2003

Earnings:
Income before income taxes	$2,177.1	$2,496.5	$2,001.8	$2,079.0	$2,002.4	$2,041.9
Add:
Interest on indebtedness and amortization of debt expense and discount or premium	89.5	166.6	166.6	142.5	123.7	128.1
Portion of rents representative of interest factor	39.3	52.5	47.5	43.5	41.5	37.7
Loss on equity investments	—	—	—	—	—	—
Less:
Gain on equity investments	(3.0)	(3.7)	(3.4)	(2.0)	(8.5)	(0.3)

Income as adjusted	$2,302.9	$2,711.9	$2,212.5	$2,263.0	$2,159.1	$2,207.4

Fixed Charges:
Interest on indebtedness and amortization of debt expense and discount or premium	$89.5	$166.6	$166.6	$142.5	$123.7	$128.1
Portion of rents representative of interest factor	39.3	52.5	47.5	43.5	41.5	37.7
Capitalized interest	5.7	6.3	3.4	2.5	2.3	4.0

Total fixed charges	$134.5	$225.4	$217.5	$188.5	$167.5	$169.8

Ratio of earnings to fixed charges	17.1	12.0	10.2	12.0	12.9	13.0